U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39566

GoldMining Inc.

(Translation of registrant's name into English)

Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, Canada V6E 4A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐Form 20-F	☒ Form 40-F

EXPLANATORY NOTE

GoldMining Inc. (the “Company”) is filing this Amendment No. 1 to the Company’s Report on Form 6-K, filed with the Securities and Exchange Commission on May 2, 2024 (the “Original 6-K”) solely for the purpose of filing a corrected version of Exhibit 99.2. No other changes were made to the Original 6-K or to the exhibits attached thereto.

EXHIBIT INDEX

EXHIBIT 99.1, INCLUDED WITH THIS REPORT, IS HEREBY INCORPORATED BY REFERENCE AS AN EXHIBIT TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-10 (FILE NO. 333-275215), AS AMENDED AND SUPPLEMENTED, AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit Number	Description

99.1*	News Release dated April 29, 2024
99.2	News Release dated May 2, 2024

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDMINING INC.

By:	/s/ Pat Obara
Pat Obara
Chief Financial Officer

Date:	May 2, 2024